U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 25, 2005

VIA EDGAR TRANSMISSION

Mr. Vince DiStefano
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW, Room 5422
Washington, DC 20549

Re:	Wexford Trust (the “Trust”)
Muhlenkamp Fund
File Nos.: 33-20458 and 811-5469

Dear Mr. DiStefano:

This letter is in response to your oral comments and suggestions of February 10, 2005, to the Trust’s Post-Effective Amendment No. 26 to its Registration Statement, filed on Form N-1A on December 15, 2004, for the purpose of adding new market timing and portfolio holdings disclosure for the Muhlenkamp Fund (the “Fund”).

The purpose of this filing is to respond to your comments and suggestions. For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Fund’s responses.

Prospectus

1. Staff Comment: The Fund is an actively managed fund. On page 2, in the “Principal Risks” section, please disclose the risk that the investment managers strategy may not be successful.

Fund’s Response: The Fund responds by adding the following risk disclosure:

“Management Risk. The Fund’s success depends largely on the Advisor’s ability to select favorable investments. Different types of investments shift in and out of favor depending on market and economic conditions. Because of this, the Fund will perform better or worse than other types of funds depending on what is in “favor.” In addition, there is the risk that the strategies, research or analysis techniques used by the Advisor and/or the Advisor’s security selection may fail to produce the intended result.”

2. Staff Comment:  The Fund invests in companies of all sizes. On page 2, in the “Principal Risks” section, please disclose the risk of the Fund investing in mid and small sized companies.

Fund’s Response: The Fund responds by adding the following risk disclosure:

“Small and Medium Companies Risk. Investing in securities of small and medium-sized companies may involve greater volatility than investing in larger and more established companies because they can be subject to more abrupt or erratic share price changes than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals. Securities of those companies may have limited market liquidity and their prices may be more volatile.”

3. Staff Comment: The Fund invests in bonds. On page 2, in the “Principal Risks” section, please disclose the credit risk of the Fund investing in bonds.

Fund’s Response: The Fund responds by adding the following risk disclosure:

“Credit Risk. There is a possibility that companies or other issuers whose bonds are owned by the Fund may fail to pay their debts (including the debt owed to holders of their bonds). Bonds of companies with poor credit ratings generally will be subject to higher risk.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-5340.

Very truly yours,

/s/ Rodney A. DeWalt
for US Bancorp Fund Services, LLC

In connection with this response to the Staff’s comments, the Trust on behalf of the Fund hereby states the following:

(1)	The Fund acknowledges that in connection with the comments made by the Staff on the Form N-1A Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

/s/ Matthew A. Verhaalen
Assistant Secretary
Wexford Trust